LOUIS M. “MIKE” RICCIO, JR.	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	Phone: 734-384-5712
Mike.riccio@la-z-boy.com

December 18, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn: John Cash, Branch Chief

Re:	La-Z-Boy, Incorporated
Form 10-K for the fiscal year ended April 27, 2013
Filed June 18, 2013
Form 10-Q for the quarter ended October 26, 2013
Filed November 19, 2013
File No. 1-9656

Dear Mr. Cash:

This letter is being sent in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and subsequent filings, provided in the letter dated December 6, 2013 (the “Comment Letter”), addressed to Mr. Louis M. Riccio, Jr., La-Z-Boy Incorporated’s Senior Vice President and Chief Financial Officer.
For convenience of reference, we have set forth your comment below, followed by our response.

Form 10-Q for the quarter ended October 26, 2013
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 21

1.	In future annual and quarterly filings please provide a more robust discussion of your results that identifies, explains, and quantifies the factors that impacted your results during each period. For example, we note that consolidated sales, upholstery sales, and retail sales benefited from increased volumes, favorable product mix, and increased selling prices without quantification of each factor and without explanation of the reasons for the changes. In addition, we note casegoods sales showed “continued weakness” without further explanation. To the extent practicable, please further explain the underlying reasons for changes and quantify the impact that the factors you identify had on your results. See Item 303 of Regulations S-K and SEC Release No. 33-8350.

Response:
To the extent practicable, and consistent with the requirements of Item 303 of Regulation S-K, we will provide a more robust discussion of our results that identify, explain, and quantify the factors that impacted our results during the period in our future filings, beginning with our Form 10-Q for our fiscal 2014 third quarter.

In connection with your comment and our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ Louis M. Riccio, Jr.
Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer